

October 8, 2010

Mr. Thomas Fuller
Chief Financial Officer
Pet DRx Corporation
c/o VCA Antech
12401 West Olympic Boulevard
Los Angeles, CA 90064

   Re: Pet DRx Corporation
     Amendment to Schedule 14C
     File No. 001-34085
     Filed October 1, 2010

Dear Mr. Fuller:

   We have completed our review of your filing and do not have any further comments at this time.

          Sincerely,

          John Reynolds
          Assistant Director

Cc: Keith Melman
Fax: (310) 229-1001